Exhibit C of Exhibit T3E

Description of the Business

     Reeves, Inc. ("RI") is a holding company that owns 100% of the stock of Reeves Industries, Inc. Reeves Industries, Inc. ("Industries", "Debtor", or "RII") is a holding company whose principal asset is the common stock of its wholly-owned subsidiary, Reeves Brothers, Inc. ("Brothers" and hereinafter with Industries collectively referred to as "Reeves" or "RBI"). Brothers is a diversified industrial manufacturing company that through its divisions and a wholly owned subsidiary is engaged in the manufacture and sale of offset printing blankets, other graphic art products for industrial applications, and specialty coated rubber and synthetic fabrics (e.g. fabrics for automotive airbags, truck tarpaulins, gaskets and gas meter diaphragms).

     The products of Reeves are sold in the United States and in foreign countries primarily through Reeves' merchandising and sales personnel through a network of independent distributors to a variety of customers including the United States Government, industrial users and contractors. Sales offices are maintained in New York, New York; Dallas, Texas; Los Angeles, California; Spartanburg, South Carolina; and Lodivecchio, Italy.

Purpose of Financial Information

     As a condition to confirmation of a plan of reorganization, section 1129 of the Bankruptcy Code requires, among other things, that the bankruptcy court determine that confirmation is not likely to be followed by the liquidation or need for further financial reorganization of the debtor. In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, the Debtor has analyzed the ability of Reorganized RII to meet future obligations under the Plan with sufficient liquidity and capital resources to conduct its businesses.

     In this regard, the Debtor has developed, and periodically refined, a Business Plan and prepared certain projections of the Debtor's operating profit, cash flow, and certain other items for the three-year period (the "Projection Period") commencing on January 1, 1998. The portion of such projections that the Debtor believes to be material and the terms of the Plan and various assumptions (collectively, the "Projections" or the "Company Projections") are summarized below. The Debtor intends to comply with all of its contractual financial reporting obligations (including those under the New Senior Note Indenture and New Structurally Subordinated Note Indenture) and any financial reporting required under applicable law.

     During the Projection Period, the Company anticipates that it will realize a "net loss" from continuing operations due in large measure to recording the payment in kind interest expense (See assumption 5 - Assumptions used in the Unaudited Financial Projections). This is also reflected in the Projections as an increase in the New 13% Structurally Subordinated Notes (See the Reeves, Inc. Unaudited Pro Forma Balance Sheet). During the same period of time, the Projections indicate an increase in Cash and a decrease in the Revolving Loan Payable to Banks as a result of improved liquidity generated by the operation of Reorganized Reeves.

     The financial information included in the Projections reflects the Debtor's judgment as to the information that is material under the circumstances. The projections should be read in conjunction with the assumptions, qualifications, and explanations set forth herein and in the Disclosure Statement, and the financial information.

     The Debtor does not generally publish its business plans and strategies or make external projections or forecasts of their anticipated financial positions or results of operations. Accordingly, the Debtor does not anticipate that it will, and disclaims any obligation to, furnish updated business plans or projections to holders of Claims or Interests prior to the Effective Date, or to debtholders after the Effective Date, or otherwise make such information public in the future. Projected Consolidated Financial Statements

     The projected consolidated financial statements have been prepared on the assumption that the Effective Date of the Plan will be March 1, 1998 (the "Effective Date") and that the Debtor will report on a fiscal year ending December 31.

     RI's Projected Balance Sheet as of the Effective Date set forth below presents: (a) the projected consolidated financial position of Reorganized RI immediately prior to the assumed confirmation and consummation of transactions contemplated by the Plan; (b) projected adjustments to such projected consolidated financial position required to reflect confirmation and the consummation of the transactions contemplated by the Plan (collectively, the "Plan Adjustments"). The various Plan Adjustments are described in greater detail in the Notes
Summary of Plan Adjustments.

     Reorganized RI's Projected Balance Sheets at December 31, 1998, 1999, 2000, present the projected consolidated financial position of Reorganized RI, after giving effect to the confirmation and consummation of the transactions contemplated by the Plan, as of the end of each fiscal year included in the Projection Period.

     The projections should only be read in conjunction with the assumptions, qualifications, and explanations set forth under "Unaudited Projected Financial Information" and "Assumptions Used in the Unaudited Financial Projections" and in the Disclosure Statement.

     For the reasons set forth above, while the projections are necessarily presented with numerical specificity, the actual results achieved by Reorganized RI throughout the projection period will vary from the projected results. These variations may be material. Accordingly, no representation can be, or is being made, by the Debtor or the Debtor's professionals with respect to the accuracy of the projections or the ability of the Debtor to achieve the projected results.


Unaudited Projected Financial Information

     The following projected consolidated financial statements
(the "Projections") include the accounts and results of operations of RI and its subsidiaries (the "Company").

     The Projections are based on estimates and assumptions regarding future events that affect the projected future financial condition, results of operations and cash flows of the Company. Sensitive estimates and assumptions include, among others, the ability of the Company to obtain new business, profit margins, and potential sales values of certain non-core assets. Other factors that could affect the Company's future operations include realizing certain contingent liabilities at amounts greater or less than related reserves and the potential for the realizable value of certain assets to be more or less than book value.

     The Projections assume the Plan will be implemented in accordance with its terms, and present the anticipated effects of the consummation of the Plan and various other factors on the Debtor's financial condition and results of operations following the Effective Date. The assumptions and estimates underlying the Projections are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those projected. Accordingly, the Projections are not necessarily indicative of the future financial condition or results of operations of the Company, which may vary significantly from those set forth in the Projections. Consequently, the unaudited projected combined Company information contained herein should not be regarded as a representation by the Debtor, its respective advisors, or any other person that the projected condition or results can or will be achieved.

     The Debtor has prepared and is disseminating the Projections solely for the purpose of enabling the Bankruptcy Court to determine the feasibility of the Plan. The Debtor does not intend to repeat this process in the future, or to update or otherwise revise the projections.

     The Projections, which present the Company's projected financial condition as of December 31, 1998, 1999, and 2000 and the Company's projected results of operations for each of the three fiscal years ending on such dates are based upon specific economic assumptions as described under "Assumptions Used in the Financial Projections".

     The independent auditors for the Debtor have not examined or compiled the Projections presented herein and, accordingly, assume no responsibility for them. Moreover, the Projections have not been prepared with a view to compliance with published guidelines of the Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants regarding projections.

Assumptions Used in the Unaudited Financial Projections

     Additional information relating to the principal assumptions used in preparing the Projections is set forth below.

     1. Effective Date; Plan Terms: The Effective Date is assumed to be March 1, 1998. The projections assume confirmation in accordance with the terms of the Plan, and that all transactions contemplated by the Plan will be consummated by the Effective Date.

     2. General Economic Conditions: Current economic conditions within each of the Debtor's operating divisions were assumed to continue throughout the Projection Period.

     3. Revenues: Revenues for consolidated Reeves in 1998 reflect an assumed increase in revenues of approximately 7% from 1997 to 1998, 4% from 1998 to 1999, and 5% from 1999 to 2000.
The assumed increases in revenues were projected by each of Brothers' operating groups and are based upon the assumptions as to general economic conditions referred to above, certain growth rate assumptions, a sales and marketing push into mature markets, and through current and future new product development.

     4. Operating Income: Projected operating income is based upon projected revenues, current profit margins, expected market conditions and historical performance of Brothers' principal operating divisions. Profit margins are assumed to remain relatively constant throughout the Projection Period.

     5. Interest Expense: Projected interest expense consists of interest on the working capital facility and interest due to holders of Notes pursuant to the Plan. Interest expense on the New 11% Senior Notes is paid in cash semi-annually; interest on the New 13% Structurally Subordinated Notes is paid-in-kind semi-annually.

     6. Income tax expense: The Debtor anticipates having substantial NOL carryforwards on the Effective Date, which will be used to offset future domestic income. Projected tax expense is related taxes payable on foreign income.

     7. Balance Sheet Considerations: Projected accounts receivable, inventories, and accounts payable are based on historic levels and relationships of such accounts to revenue, modified, where appropriate, to recognize specific projected balance sheet item changes.

     Capital Expenditures
     The projections assume that capital expenditures will be made for the normal maintenance and upkeep of the Company's capital assets. There are no major capital expenditures planned.

     Other Balance Sheet Accounts
     The projections assume that all other balance sheet changes reflect normal amortizations and/or seasonal trends consistent with historical data.

                         REEVES, INC.
          UNAUDITED PRO FORMA BALANCE SHEET REFLECTING
                  REORGANIZATION ADJUSTMENTS

                        ($ in thousands)

                               Estimated                    Estimated
                               Pre-         Plan            Post
                     12/31/96  Consumption  Adjustments (*) Consummation  12/31/98 12/31/99 12/31/00
Assets
Current assets
Cash and cash        $2,504    $2,439                        $2,439       $1,896   $3,500   $3,780
equivalents
Accounts receivable  25,970    28,169                        28,169       28,440   29,519   30,723
Inventories          19,174    20,974                        20,974       22,391   23,434   24,638
Prepaid assets        2,154     1,786                         1,786        1,640    1,612    1,619
Deferred income taxes 1,100     1,100                         1,100        1,100    1,100    1,100
Investment in
discontinued
 operations           4,663                                       0
                     55,565    54,468        0               54,468       55,467   59,165   61,860
Total current assets
Property, plant and
equipment - net of
accumulated
depreciation         48,907    42,103                        42,103      39,311    35,530   31,759
Unamortized financ-
ing costs             3,052     2,577                         2,577       1,795       980      588
Goodwill             14,719    13,655                        13,655      12,905     1,872    2,810
Deferred income
 taxes                          1,872                         1,872       2,810     2,810    2,810
Other assets          1,573       432                           432         260       379      129
Total assets       $123,816  $115,107         $0           $115,107    $112,548  $110,862 $108,237

Liabilities and Stockholders' Equity
Current liabilities
Revolving loan
payable to banks   $31,600    $48,600                       $48,600     $47,300  $ 45,300 $ 41,700
Accounts payable    14,143     17,663                        17,663      17,817    19,109   19,978
Accrued expenses and
other liabilities   11,972     17,569                        17,569      18,763    21,210   21,534
Accrued interest payable
on old Senior
Notes and Old Subordinated
Debenture through
1/15/98              6,766     14,505       (14,505)             0
Income tax accrual   3,834      3,958                         3,958       3,123     4,587    5,340
Liabilities related to investment
in discontinued
operations          11,078      4,128                         4,128
Total current
liabilities         79,393     106,423       (14,505)        91,918      87,003    90,206   88,552

Old 11% Senior
 Notes             122,500     122,500      (122,500)             0
Unamortized
discount             (483)       (382)           382              0
Old 13% Structurally
 Subordinated Notes
                    11,000      11,000       (11,000)             0

Unamortized discount  (38)         (16)            16             0

Long term debt - Fenchurch
                     1,250        1,250        (1,250)            0

New 11% Senior Notes                            75,500       75,500        75,500    75,500    75,500
New 13% Structurally
Subordinated Notes                              73,005       73,005        82,471    92,603   105,032
New Long Term Debt - Fenchurch                   1,250        1,250         1,418     1,608     1,824
Deferred income
taxes                1,726        1,726                       1,726         1,726     1,726     1,726
Other long term
 liabilities         8,220        8,647                       8,647        14,907    13,879    13,787

Total liabilities  223,568      251,148            898      251,546       262,525   275,022    285,921

Shareholder's equity (deficit)
Common stock           350            0              0            0             0         0          0
Additional Paid
 in Capital          5,099        5,449                       5,449         5,449      5,449     5,449

Retained earnings (103,624)     (133,282)          (382)   (134,180)     (147,217)  (161,400) (174,924)
                                                                (16)
                                                               (500)

Foreign currency
translation         (1,577)       (8,208)                     (8,208)      (8,209)   (8,209)    (8,209)

Total stockholders' equity
 (deficit)         (99,752)      (136,041)         (898)    (136,439)    (149,977)  (164,160) (177,684)

Total liabilities
and stockholders'
 equity            $123,816       $115,107           $0      $115,107    $112,548   $110,862   $108,237



                    REORGANIZED REEVES, INC.
                      STATEMENTS OF INCOME
               (Unaudited, in thousands of dollars)


                         For the Year Ended
                   12/31/98  12/31/99  12/31/00


Net Sales                $155,025      $161,731     $169,488
Cost of Sales             138,473       143,439      149,238

Gross profit on sales      16,552        18,292       20,250

Selling, general and
administrative expenses     4,215         4,571        4,571

Operating income           12,337        13,721       15,679

Other expense (income)      (110)         (115)        (120)

Reorganization Expense      3,200

Interest Expense           23,062        23,328       24,419

Amortization expense        2,275         1,545        1,299

Loss from continuing
operations before income
taxes                    (16,090)       (11,037)      (9,919)

Income tax
(benefit)/Expense           2,132         3,146        3,605

Net income -
continuing operations    ($18,222)     ($14,183)    ($13,524)


-------------
(1)  Includes paid in kind interest under the New Structurally
Subordinated Notes.



REORGANIZED REEVES, INC.
CONSOLIDATED PRO FORMA PROJECTED
STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of dollars)

                                   For the Year Ended
                              12/31/98  12/31/99  12/31/00

Cash flows from operating activities:
     Net income                    (18,222)  (14,183)  (13,524)
           Reconciliation of net income to net cash
            provided by operating activities:
           Depreciation and amortization     7,363          7,463
          7,553
           Deferred income taxes        (756)          0         0
     Changes in assets and liabilities
     (excluding sold assets):
           Changes in accounts
           receivable                   (1,256)        (1,079)
          (1,204)
      Changes in inventories            (1,641)        (1,043)
          (1,204)
      Changes in other current assets   (20)      28        (7)
      Changes in other assets      103       (119)          250
      Changes in accounts payable       (1,875)        1,292
          869
      Changes in accrued expenses
        and other liabilities           (2,699)        3,698
          1,377
      Equity adjustments from translation    (275)          0
          0

          Net cash provided by
          operating activities          (19,278)  (3,943)        (5,890)

Cash flows from investing activities (including
discontinued operations):
     Purchases of property, plant,
        and equipment              (2,775)        (2,775)        (2,875)
     Net cash used by discontinued
        operations                 (5,028)        0         0

          Net cash provided by
          investing activities          (7,803)        (2,775)
          (2,875)

Cash flows from financing activities:
     Net borrowings on revolving loans  2,000          (2,000)
          (3,600)
     Increase in long-term debt         24,374         10,322
          12,645

          Net cash provided by
          financing activities          26,374         8,322
          9,045

Net change in cash                 (707)          1,604          280

Cash at the beginning of the year       2,603          1,896
          3,500

Cash at the end of the year             $1,896         $3,500
          $3,780


                         REEVES, INC.
          UNAUDITED PRO FORMA BALANCE SHEET REFLECTING
               REORGANIZATION ADJUSTMENTS

               NOTES - SUMMARY OF PLAN ADJUSTMENTS


               (In thousands)
Account             Debit          Credit         Description
Old 11% Senior Notes          $122,500            To eliminate
the principal
                                        amount of the old 11%
Senior
                                        Notes.

Old 13.75%               11,000                    To eliminate
the principal
  Subordinated Notes                              amount of the
old 13.75%
                                        Subordinated Debentures.

Accrued interest payable      14,505                   Represents
accrued but
  on old Senior Notes and Old                     unpaid interest
outstanding
  Subordinated Debentures                         on the old 11%
senior
                                        notes,  the old 13.75%
                                        Subordinated Debentures
per
                                        the Restructuring
Agreement.

New 11% Senior Notes                    $75,500   To record the
issuance of the
                                        New 11% Senior Notes per
                                        the Restructuring
Agreement.

New 13% Structurally                    73,005         To record
the issuance of the
Subordinated Notes                           of the New 13.75%
                                        Subordinated Debentures
per
                                        the Restructuring
Agreement.

Unamortized discount - 11%              382       To write-off of
the remaining
  Senior Notes                               unamortized discount
on
                                        the old 11% Senior Notes.

Unamortized discount - 13.75%                16        To
write-off of the remaining
  Subordinated Debentures                         unamortized
discount on the old
                                        13.75% Senior Notes.

Restructuring charge          500                 To record the
expense related
                                        to the Arrangement Fee
Note to
                                        Oaktree Capital
Management,
                                        LLC in the Principal
amount of
                                        $500,000.

Restructuring charge          382                 To record the
expense related
                                        to the write-off of the
                                        unamortized discount
amount
                                        on the 11% Senior Notes.

Restructuring charge          16                  To record the
expense related
                                        to the write-off of the
                                        unamortized discount
amount
                                        on the 13.75%
Subordinated
                                        Debentures.

Old Long term debt- Fenchurch      1,250                    To
eliminate the old
  note payable                               Fenchurch note
payable in
                                        accordance with the
Fenchurch
                                        note.

New long term debt -                    1,250          To record
the new Fenchurch
  Fenchurch note payable                     note payable of
$1,250,000 in
                                        accordance with the
Fenchurch
                                        note.

                    $150,153  $150,153